UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 07, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: DEALING IN SECURITIES BY A PRESCRIBED OFFICER
OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
DEALING IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a prescribed officer has dealt in securities of the Company, after having received clearance to do so.

Details of the transaction is provided below:
Name of prescribed officer Graham Ehm
Name of company AngloGold Ashanti Limited
Nature of transaction On-market sale of CHESS Depositary Interests**
Class of security CHESS Depositary Interests
Date of transaction 2 December 2021
Number of securities sold 25,000
Price per securities in Australian Dollars AUD5.865287
Value of transaction (excluding fees) AUD146,632.18
Date of transaction 3 December 2021
Number of securities sold
6,000
Price per securities in Australian Dollars
AUD5.800000
Value of transaction (excluding fees)
AUD34,800.00
Date of transaction 6 December 2021
Number of securities sold
15,954
Price per securities in Australian Dollars
AUD5.825605
Value of transaction (excluding fees)
AUD92,941.70
Date of transaction 7 December 2021
Number of securities sold
21,133
Price per share in Australian Dollars AUD5.805245
Value of transaction (excluding fees) AUD122,682.24
Nature and extent of interest Direct, Beneficial
Clearance to deal Obtained
**
5 CHESS Depositary Interests is equivalent to 1 AngloGold Ashanti ordinary share

ENDS
7 December 2021
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Julie Bain +27 66 364 0038
jbain@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: December 07, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary